Exhibit 99.1

For Immediate Release

NORSAT NOTIFIES HYTERA OF SUPERIOR PROPOSAL FROM PRIVET FUND MANAGEMENT LLC

Vancouver, British Columbia – May 18, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that further to its news releases of September 19, 2016, March 17, 2017, March 27, 2017 April 17, 2017 and May 15, 2017, the Special Committee comprising all of the Independent Directors of the Board of Directors, in consultation with the Company’s legal and financial advisors, have reviewed and considered an updated unsolicited proposal from Privet Fund Management LLC (“Privet”) to acquire the Company for cash consideration of US$11.00 per share (the “Privet Proposal”). The Independent Directors have determined that the Privet Proposal constitutes a “Superior Proposal” as defined in the Arrangement Agreement with Hytera (the “Arrangement Agreement”).

Norsat has delivered written notice to Hytera of the determination of the Independent Directors. Hytera now has a period of five business days (the “Right to Match Period”) to offer to amend the terms of the Arrangement Agreement. Hytera is under no obligation to make such an offer, but if they offer to amend the Arrangement Agreement and the Independent Directors determine that the proposal of Privet ceases to be a Superior Proposal, Norsat will enter into an amendment of the Arrangement Agreement and implement the amended offer. If Hytera does not offer to amend the Arrangement Agreement, or offers to amend but the Privet Proposal remains a Superior Proposal, Norsat intends to accept the Privet Proposal and enter into a definitve agreement, terminate the Arrangement Agreement and pay Hytera the termination fee of US$2.0 million, all in accordance with the terms of the Arrangement Agreement. However, a definitive agreement with Privet can only be executed by Norsat after approval from the Industrial Technologies Office representing the Strategic Aerospace and Defence Initiative program. Further, any transaction with Privet would be subject to shareholder and all required regulatory approvals.

The Right to Match Period expires on May 25, 2017.

At this time, there can be no assurance that the Privet Proposal will lead to the termination of the Arrangement Agreement and the execution of a definitive agreement with Privet, or that the transaction contemplated by the Privet Proposal will obtain all necessary approvals or be consummated.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may”, “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the proposal made by Privet, the proposed acquisition by Hytera, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Shareholder contact:

Evolution Proxy, Inc.
1-844-226-3222 (North American Toll Free Number)
1-416-855-0238 (Outside North America)
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